John H. Lively
The Law Offices of John H. Lively & Associates, Inc .
A member firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

VIA EDGAR AND FEDERAL EXPRESS

Ms. Linda B. Stirling U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Valued Advisers Trust (the “Trust”)

Golub Group Equity Fund (the “Fund”)

SEC File Numbers: 333-151672 and 811-22208

To Ms. Stirling:

On March 31, 2010, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 13 to the Trust’s registration statement under the Securities Act of 1933, as amended and Amendment No. 14 under the Investment Company Act of 1940, as amended, each on Form N-1A (the “Amendment”).  On May 27, 2010, you provided comments to me relating to the Amendment.  This letter responds to your comments.  For your reference, your comments have been repeated in this letter and then the Trust’s response has been presented below each comment.  The Trust intends to file another amendment to its registration statement to incorporate its responses to your comments as described herein and to update or complete certain other information required by Form N-1A.

General

1.	Comment:
If the Trust is using a summary prospectus to satisfy its prospectus delivery requirement, it is necessary to file that with the Commission no later than the time of first use and to provide a copy to the staff for review.

Response:	The Trust will satisfy its prospectus delivery requirements for the Fund by providing existing and prospective Fund shareholders with the full statutory prospectus.

2.	Comment:
The Trust is reminded that the disclosure requirements to Item 17 of Form N-1A were amended at the end of the 2009 and that the Fund’s statement of additional information (“SAI”) should contain disclosures to address the new Item 17 disclosure requirements.

Response:	The Trust has updated the Fund’s SAI to address the disclosure requirements of Item 17 of Form N-1A

Summary Section – Fees and Expenses of the Fund

3.	Comment: In footnote #2 to the fee table, remove the last sentence and if the Trust elects, it may add disclosure that corresponds to Instruction 3(f)(vii) to Item 3 of Form N-1A.

Response:                                The Trust has revised the disclosure as you have instructed and added disclosure that corresponds to Instruction 3(f)(vii) to Item 3 of Form N-1A.

Summary Section – Principal Investment Strategies

4.	Comment: Verify that the use of rights, warrants and convertible securities are principal investment strategies of the Fund.

Response:                                The Trust hereby verifies that the use of rights, warrants and convertible securities are principal investment strategies of the Fund.  The Trust has enhanced the disclosure in the Summary Section of the Prospectus to explain more clearly what these securities are and to provide disclosure on their risks.

Summary Section – Principal Risks

5.	Comment: In the description of Stock Market Risk, provide disclosure to the effect that this particular risk may negatively affect the Fund’s net asset value.

Response:                                The Trust has revised the disclosures as you have requested.

6.
Comment:                                The Fund identifies “Growth Risk” as a principal risk.  However, you believe that the strategies disclosure may reflect strategies of a mutual fund that pursues a value strategy.  Verify that the growth risk is a principal risk of the Fund.

Response:                                The Adviser to the Fund has advised the Trust that the growth risk is a principal risk of the Fund.  The Fund’s primary investment objective is long-term capital appreciation, and the Adviser (and the Trust) feels that the Fund’s investment strategies, as reflected in the Summary Section – Principal Investment Strategies, appropriately reflect the Adviser’s approach to attempting to achieve the Fund’s investment objective.

7.	Comment: In the description of Foreign Securities Risk, add a note to the effect that currency related risks is also a risk unless the Fund only invests in ADRs.

Response:                                The Fund has added disclosure to the effect that currency related risk is a component of the Foreign Securities Risk.

8.	Comment: In the description of “Industry or Sector Risk,” remove all references to “industry.” Make corresponding changes in the disclosure that the Fund provides in response to Item 9.

Response:                                The Trust has revised the disclosure as you have requested.

Appendix

9.
Comment:                                Either include all accounts (i.e., not just those with assets greater than $250,000) that are managed in accordance with the Golub Group Equity investment strategy or advise in your correspondence letter that the exclusion of any accounts not included would not cause the related performance disclosure to be misleading.

Response:                                The Adviser has also advised the Trust that the exclusion of accounts with assets less than $250,000 would not cause the performance disclosure to be misleading.

Statement of Additional Information

10.	Comment: Ensure that the Fund’s policy with respect to diversification is provided in the SAI.

Response:                                The Fund’s SAI indicates on page 1 that it is an open-end diversified series of the Trust.  The Trust has added disclosure to clarify that this policy is fundamental.

*                      *                       *

The Trust acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this correspondence letter, please contact me at (913) 660-0778

Sincerely,

John H. Lively